EXHIBIT 99.49

Mercator Reports First Quarter Results
(Stated in US Dollars unless otherwise indicated)

TRADING SYMBOL: TSX – ML

Vancouver, British Columbia: June 15, 2011 – Mercator Minerals Ltd. (“Mercator” or the “Company”) reports its results for the three month period ended March 31, 2011.  This release should be read with the Company’s unaudited financial statements and management discussion and analysis available on the Company’s website and filed on SEDAR under the Company’s issuer profile.

FIRST QUARTER HIGHLIGHTS AND SIGNIFICANT ITEMS

●	Net cash flow from operations of $8.5 million for the first quarter of 2011, compared to $nil in the first quarter of 2010.

●	Net loss of $6.2 million for the first quarter of 2011 compared to a net loss of $11.4 million for the first quarter of 2010.

●	Revenues of $55.8 million for the first quarter of 2011, a $25.3 million increase, or 83%, over the first quarter of 2010.

●	Mining and processing costs, including freight, smelting and refining of $36.9 million, a $10.1 million increase, or 38%, over the first quarter of 2010.

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Produced 9.0 million pounds of copper in concentrates and 0.5 million pounds of cathode copper, a 3.3 million pound increase over the first quarter 2010 production of 6.2 million pounds.  Produced a monthly record of 3.9 million pounds of copper in March 2011.

●	Produced 1.0 million pounds of molybdenum in concentrates, a 0.4 million pound increase over the first quarter 2010 production of 0.6 million pounds.

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In April 2011, met the requirements of its completion guarantee under the terms of the Silver Wheaton silver agreement following 30 consecutive days of mill operation at an average of 35,000 tons per day.

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Capital expenditures of $19.5 million included $12.4 million for the Phase 2 mill expansion and $7.1 million for the natural gas turbine installation. Both of these projects are scheduled for commissioning in July 2011.

●	The initial quarterly credit facility principal payment of $4.8 million was made at March 31, 2011.

●	Cash and cash equivalents, including restricted cash, totalled $33.3 million at March 31, 2011.

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The Company has restated its first quarter of 2010 comparative results to correct a prior period cutoff error affecting copper revenue and certain costs and expenses. For the three months ending March 31, 2010 the Company overstated the net loss for the period by $3.6 million. The correction of this error affects only the interim 2010 financial statements and has no impact on the Company’s reported revenue or costs and expenses for the year ended December 31, 2010.

All financial information contained herein should be read in conjunction with the Company's Management Discussion and Analysis and unaudited financial statements for the period ended March 31, 2011 and the Management Discussion and Analysis and Audited consolidated financial statements for the years ended December 31, 2010 and 2009 and related notes thereto available under the Company's profile on www.sedar.com.

Gary Simmerman, BSc, Mining Eng. FAusIMM, Mercator’s Vice-President Engineering, a Qualified Person as defined by NI 43-101, supervised the preparation of and verified and approved the technical information contained in this release

Mercator Minerals Ltd.

Mercator Minerals Ltd. is a TSX listed mining company with an experienced management team that has brought the mill expansion at the Mineral Park Mine, one of the largest and most modern copper-moly mining-milling operations in North America, to production in less than 2 years. Mercator management is dedicated to maximizing profits at the Mineral Park Mine and the development of the El Pilar copper project in Mexico.

On Behalf of the Board of Directors

MERCATOR MINERALS LTD.

Per: “Michael L. Surratt”
Michael L. Surratt,
President

The Toronto Stock Exchange does not accept responsibility for the adequacy or accuracy of this press release.

Forward Looking Information

This press release contains certain forward-looking statements, which include estimates, forecasts, and statements as to management's expectations with respect to, among other things, the use of proceeds, the size and quality of the Company's mineral reserves and mineral resources, future production, capital and mine production costs, demand and market outlook for commodities, and the financial results of the Company and discussions of future plans, projections and objectives. In addition, estimates of mineral reserves and resources may constitute forward looking statements to the extent they involve estimates of the mineralization that will be encountered if a property is developed. These forward-looking statements involve numerous assumptions, risks and uncertainties and actual results may vary. Factors that may cause actual results to vary include, but are not limited to, certain transactions, certain approvals, changes in commodity and power prices, changes in interest and currency exchange rates, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications, cost escalation, unavailability of materials and equipment, delays in the receipt of government approvals, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters), political risk, social unrest, and changes in general economic conditions or conditions in the financial markets. These risks are described in more detail in the Annual Information Form of the Company. The Company does not assume the obligation to revise or update these forward-looking statements after the date of this report or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws. For a more complete discussion, please refer to the Company's audited financial statements and MD&A for the year ended December 31, 2010 on the SEDAR website at www.sedar.com.

For further information, please contact:  Mark Distler, Chief Financial Officer, Tel: (420) 922-0007.   Fax: (420) 249-2196.   Email: mdistler@mercatorminerals.com.